UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 4)


                               National Coal Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   632381 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     Jon Nix
                              3127 Keller Bend Road
                               Knoxville, TN 37922

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 632381 10 9                                                PAGE 2 OF 4

    ------------- --------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Jon Nix
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]

                                                                        (b)  [X]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   PF

    ------------- --------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [_]
   ------------- ---------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                  --------------------------------------------------------------
        NUMBER OF              7          SOLE VOTING POWER

         SHARES                           -29,324,832- (See Response to Item 5).
                               ---------- --------------------------------------
                               8          SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                          -2,900,000- (See Response to Item 5).
                               ---------- --------------------------------------
                               9          SOLE DISPOSITIVE POWER
          EACH

        REPORTING                         -29,324,832- (See Response to Item 5).
                               ---------- --------------------------------------
                               10         SHARED DISPOSITIVE POWER
         PERSON

          WITH                            -2,900,000- (See Response to Item 5).
    ---------------------------------- ---------- ------------------------------
    11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      32,224,832        (See Response to Item 5.)
    ----------------- ----------------------------------------------------------
    12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
                                                                             [_]
    ----------------- ----------------------------------------------------------
    13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      73.4% (See Response to Item 5.)
    ----------------- ----------------------------------------------------------
    14                TYPE OF REPORTING PERSON*

                      IN
    ----------------- ----------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This amendment to Schedule  13D/A amends the following  sections of the
Schedule 13D/A filed with the Securities and Exchange Commission on July 15, 2004 (the "13D/A").

         This  amendment  to the 13D/A  relates to the common  stock,  par value
$0.0001 per share (the "Common Stock"), of National Coal Corp., a Florida corporation, formerly known as Southern Group International, Inc. (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 319 Ebenezer Road, Knoxville, Tennessee 37923.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The First Option provides for the purchase of 5,000,000 shares of the Company's Common Stock, at an exercise price of $0.20 per share, exercisable on June 1, 2004 and expiring on March 31, 2005. The Second Option provides for the purchase of 10,574,832 shares of the Company's Common Stock, at an exercise price of $0.55 per share for the first 5,000,000 shares of the Company's Common Stock and $0.65 per share for the remaining 5,574,832 shares of the Company's Common Stock, exercisable on June 30, 2004. The expiration date of the Second Option, initially July 31, 2004, has been extended to August 10, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Option Agreement, dated June 30, 2004. (Incorporated by reference to Exhibit A of the Schedule 13D/A filed by Jon Nix on July 15, 2004)
2. Stock Option Agreement, dated March 4, 2004. (Incorporated by reference to Exhibit 10.1 of the Schedule 13D/A filed by Jon Nix on March 30,
         2004)

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   August 5, 2004



                                                     /s/ Jon Nix
                                                     ---------------------------
                                                     Jon Nix


                                  Page 4 of 4